Richard B. Goodner
                                 Attorney at Law
                               6608 Emerald Drive
                              Colleyville, TX 76034
                             (817) 481-6522 (phone)
                              (817) 488-2453 (fax)

                                  May 15, 2006

Mr. Michael E. Karney Branch Chief (Legal)
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561


         Re: BTHC III, Inc. Registration Statement on Form 10-SB12/GA (the "Amended Form 10-SB")
                  File No. 0-51891

Dear Mr. Karney:

         On behalf of BTHC III, Inc. (the "Company"), this letter is in response to the comments contained in the staff's letter (the "Comment Letter") dated April 24, 2006, regarding the above filing.

         The following responses indicate, where applicable, the additions or revisions that have been included in the Amended Form 10-SB in response to the staff's comments. The responses are numbered to correspond to the number assigned in the Comment letter. Capitalized terms used in this response letter but not defined herein have the meanings assigned to such terms in the Amended Form 10-SB, and page references below are to pages in the Amended Form 10-SB.

     1. The Company has made additional disclosure to reference the Richard Wulff letter. On page 8 under the caption "Risk Factors Relating to Our Business Plan", the Company added a risk factor entitled "If we issue restricted stock in a merger transaction, such securities may only be resold pursuant to registration under the Securities Act of 1933, which may impair our ability to consummate a merger transaction." Also on page 17 under the caption "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters", the Company has added a new section entitled "Securities Eligible for Future Sale." The section summarizes the applicability of Rule 144 to the resale of restricted securities and the restrictions on the resale of restricted securities issued by a shell company as discussed in the Richard Wulff letter.

     2. The Company has added additional disclosure regarding the prior experience of Timothy Halter, the Company's sole officer and director, with blank check or shell companies. The staff's requested disclosure has been added in the Amended Form 10-SB under the caption "Directors, Executive Officers, Promoters and Control Persons" beginning on page 12 after the biographical information of Mr. Halter and continuing until the end of page 14.

     3. The Company has placed its financial statements in the Amended Form 10-SB to come before the signature page.

         We would appreciate the staff's prompt attention to this response. Please direct questions to Richard B. Goodner at (817) 481-6522.




                                                     Very truly yours,

                                                     /s/ Richard B. Goodner

                                                     Richard B. Goodner


cc:      Mr. Timothy P. Halter